March 27, 2024

March 27, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Heather Clark

Hugh West

Patrick Fullem

Jennifer Angelini

Re:	Big Tree Cloud Holdings Limited
Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”)
Filed March 26, 2024
File No. 333-277882

Dear Sirs and Madams:

Big Tree Cloud Holdings Limited, a Cayman Islands company (the “Company”), hereby submits to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 26, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Registration Statement filed with the Commission on March 13, 2024 (the “Amendment No. 1”).

Concurrently with the transmission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) and certain exhibits with the Commission through EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

March 27, 2024

Amendment No. 1 to Registration Statement on Form F-4 filed March 26, 2024

Exhibits

1.	We note your response to prior comment 4 and reissue it in part. Please file all exhibits in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Company acknowledges the Staff’s comment and respectfully submits that is has filed all exhibits with this Amendment. The Company also confirms that it understands that the Staff will need sufficient time to review the Amendment No.2, and the Staff may have additional comments at that time.

2.	Please revise the footnotes to your exhibit index to accurately reflect redactions. In this regard, we note that a footnote on page II-3 refers to Item 601(b)(2), but this footnote does not appear to be used. We further note that Exhibits 10.15 and 10.16 appear to redact certain personal information pursuant to Item 601(a)(6) of Regulation S-K, but this is not indicated by a footnote.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it has revised the exhibit index accordingly.

March 27, 2024

Please do not hesitate to contact the undersigned at zhuwenquan@bigtreeclouds.com or the Company’s U.S. counsel, Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter. Please not that the Company intends to submit a Rule 461 acceleration request once the Commission indicates that it has no further comments on the Registration Statement.

Sincerely,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman and Chief Executive Officer

cc:	Jia Yan, Esq., Paul Hastings LLP
Devin Geng, Esq., Paul Hastings LLP